PROMISSORY NOTE

$45,200,000
Los Angeles, California
November 22, 2004

FOR VALUE RECEIVED, the undersigned, MAGUIRE PROPERTIES, L.P., a Maryland limited partnership (the "Maker"), promises to pay to the order of WMICC Delaware Holdings LLC, a Delaware limited liability company ("Seller"), or its successors, assigns or transferees (the initial holder hereof and any such successors, assigns or transferees being collectively referred to herein as the "Holder") without offset or counterclaim, at c/o Washington Mutual Bank, FA, 1111 Third Street, Suite 2900, Seattle, Washington 98101, Attention: Debra Coates, or at such other place as the Holder of this Promissory Note (this "Note") may from time to time designate, in immediately available funds, the principal sum of Forty-Five Million Two Hundred Thousand Dollars ($45,200,000), with simple interest on the unpaid principal balance from time to time outstanding at the rate of Two and 82/100 percent (2.82%) per annum, commencing on the date hereof and continuing until paid. The principal balance plus all accrued but unpaid interest thereon shall be due and payable in full on November 21, 2005 (the "Maturity Date").

Any payments made under this Note shall be applied, at the option of the Holder, first to collection costs, if any, then to accrued interest and then to principal.

All agreements between the Maker and the Holder are expressly limited so that in no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of maturity of the unpaid principal balance, or otherwise, shall the amount paid or agreed to be paid to the Holder for the use or forbearance of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto. If, from any circumstances whatsoever, the performance of any provision of this Note or any instrument securing this Note or any other agreement referred to herein, would cause such limit to be exceeded, then, ipso facto, the obligation to be fulfilled shall be reduced to such limit, and if from any circumstances whatsoever the Holder ever receives as interest an amount which would exceed the highest lawful rate, the amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance due hereunder and not to the payment of interest. This provision shall control every other provision of all agreements between the Maker and the Holder.

This Note is referred to, and is delivered in connection with, that certain Purchase and Sale Agreement and Joint Escrow Instructions, dated as of October 8, 2004, as amended (the "Agreement"), by and between the Maker and Seller. This Note is secured only by a standby letter of credit in the amount of $45,200,000 issued by Citibank, N.A. (the "L/C Bank") of even date herewith in favor of Seller (the "L/C").

At the option of the Holder exercised by written notice to the Maker, this Note shall become immediately due and payable upon the occurrence at any time of any of the following events of default:

1

Nonpayment or Nonperformance. (a) Failure to pay when due any payment of principal or interest; or (b) failure in the performance or observance of any of the terms or conditions of this Note or of the L/C or other agreement securing, guaranteeing or otherwise pertaining to this Note after giving effect to any applicable curative period which may be contained therein;

This Note shall automatically become due and payable, without notice or demand and without the need for any action or election by the Holder, upon the occurrence at any time of any of the following events of default:

Bankruptcy. The commencement of proceedings in bankruptcy or for the reorganization of any party liable hereon, whether as maker, endorser, guarantor, surety or otherwise, or the readjustment of any of the debts of any of the foregoing parties, under the United States Bankruptcy Code, as amended, or any party thereof, or under any other laws, whether state or federal, for the relief of debtors, now or hereafter existing, by any of the foregoing parties, or against any of the foregoing parties, which shall not be discharged within thirty (30) days of their commencement;

Appointment of Receiver. The appointment of a receiver, trustee or custodian for any party liable hereon, whether as maker, endorser, guarantor, surety or otherwise, or for any substantial part of the assets of any of the foregoing parties, or the institution of proceedings for the dissolution or the full or partial liquidation of any of the foregoing parties, and such receiver or trustee shall not be discharged within thirty (30) days of his or its appointment, or such proceedings shall not be discharged within thirty (30) days of their commencement, or the discontinuance of the business or the material change in the nature of the business of any foregoing parties;

Dissolution. The liquidation, termination or dissolution of the Maker.

Termination of L/C. The termination of the L/C, for any reason whatsoever, prior to payment in full of this Note.

The Maker hereby covenants that it shall:

do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect its legal existence;

do or cause to be done all things reasonably necessary to preserve and keep the L/C in full force and effect; and

take all steps required by its governing documents to continue the Maker's identity as a separate legal entity and to make it apparent that the Maker is an entity with assets and liabilities distinct from those of any other person or entity.

Subject to Holder's obligations, if this Note or any installment of principal or interest is not paid when due, whether at maturity or by acceleration, the Maker promises to pay all costs of collection, including without limitation, actual attorneys' fees, and all expenses in connection with the protection or realization of the collateral securing this Note incurred by the Holder on account of such collection, whether or not suit is filed hereon or thereon; such costs and expenses shall include, without limitation, all costs, expenses and attorneys' fees actually incurred by the Holder in connection with any insolvency, bankruptcy, arrangement or other similar proceedings involving the Maker, or involving any endorser or guarantor hereof, which in any way affects the exercise by the Holder of its rights and remedies under this Note or under any mortgage, deed of trust, security agreement, guaranty or other agreement securing or pertaining to this Note.

The Maker shall have no right to pay the indebtedness evidenced hereby prior to the Maturity Date except upon acceleration by the Holder as permitted hereunder.

No single or partial exercise of any power hereunder or under the L/C or other agreement securing this Note shall preclude other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. The release of any party liable on this Note shall not operate to release any other party liable hereon. The acceptance of any amount due and payable hereunder shall not operate as a waiver with respect to any other amount then owing and unpaid. No amendment or modification of this Note shall be binding upon Holder unless in writing and signed by the Holder. Any provision hereof found to be illegal, invalid or unenforceable for any reason whatsoever shall not affect the legality, validity or enforceability of the remainder hereof.

Presentment, demand, protest, notices of protest, dishonor and nonpayment of this Note and all notices of every kind are hereby waived by all parties to this Note, whether the Maker, principal, surety, guarantor or endorser, except as provided herein. To the extent permitted by applicable law, the defense of the statute of limitations is hereby waived by the Maker.

All payments of principal and interest and any other amount owed by the Maker to the Holder hereunder shall be made in U.S. Dollars in immediately available funds to the order of the Holder by wire transfer to such account as may be specified from time to time by the Holder to the Maker in writing or, at the option of the Holder, by check to such address as the Holder shall have designated to the Maker in writing. The receipt of a check shall not, in itself, constitute payment hereunder unless and until paid in good funds.

No reference herein to the Agreement or the L/C and no provision of this Note or any of said agreements shall alter or impair the obligation of the Maker, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency herein prescribed.

The Holder may, without restriction, sell, assign, pledge, hypothecate or otherwise transfer this Note. This Note shall apply to and bind the successors and assigns of the Maker and shall inure to the benefit of the Holder, its successors and assigns.

Whenever any payment on this Note shall be stated to be due on a day which is not a business day, such payment shall be made on the next succeeding business day and such extension of time shall be included in the computation of the payment of interest of this Note.

This Note is to be governed by and construed in accordance with the laws of the State of California except to the extent United States federal law permits the Holder to contract for, charge or receive a greater amount of interest. In any action brought under or arising out of this

Note, the Maker hereby consents to the in personam jurisdiction of any state or federal court sitting in Los Angeles, California, waives any claim or defense that such forum is not convenient or proper, and consents to service of process by any means authorized by California law.

Holder shall reimburse Maker for any administrative charges or fees payable by Maker in connection with the issuance of the L/C. Any such amounts shall become due and payable on demand by Maker. Holder is executing this Note to acknowledge its agreement to the obligations set forth above (the "Holder Obligations").

THE MAKER HEREBY WAIVES, AND COVENANTS THAT THE MAKER WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS NOTE, THE SUBJECT MATTER HEREOF OR ANY DOCUMENT RELATING HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING OR WHETHER IN CONTRACT OR IN TORT OR OTHERWISE.

> MAGUIRE PROPERTIES, L.P., a Maryland limited partnership
>
> By: Maguire Properties, Inc., a Maryland corporation, its general partner
>
> By: /s/ Dallas E. Lucas
>   Name: Dallas E. Lucas
>   Title: Chief Financial Officer

[Signature of Holder on following page]

Holder is signing below to acknowledge its agreement to the Holder Obligations:

WMICC DELAWARE HOLDINGS, LLC, a Delaware limited liability company

By: PACIFIC CENTRE ASSOCIATES LLC, Manager

    By: ACD3, Manager of Pacific Centre Associates LLC

          _____

          Dottie J. Jensen, President

    By: Irvine Corporate Center, Inc., Manager of Pacific Centre Associates LLC

          _____

          Kent A. Wiegel, President